Exhibit 12.1

AmerisourceBergen Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended September 30,					Three Months Ended December 31,
(in thousands, except ratios)	2010	2011	2012	2013	2014	2014
Determination of earnings:
Income (loss) from continuing operations before income taxes	$1,012,176	$1,117,989	$1,216,873	$824,458	$673,428	$(107,053)
Add:
Loss on equity investments	700	607	380	113	172	812
Fixed charges (excluding capitalized interest)	83,003	85,960	103,746	86,989	89,977	20,952
Amortization of capitalized interest	1,098	1,193	1,443	1,635	1,676	419
Total earnings available for fixed charges	$1,096,977	$1,205,749	$1,322,442	$913,195	$765,253	$(84,870)

Fixed charges:
Interest expense	$74,101	$78,329	$94,369	$75,047	$77,703	$17,891
Capitalized interest	6,618	3,367	504	—	—	—
Estimated interest portion of rent expense	8,902	7,631	9,377	11,942	12,274	3,061
Total fixed charges	$89,621	$89,327	$104,250	$86,989	$89,977	$20,952

Ratio of earnings to fixed charges (1)	12.2	13.5	12.7	10.5	8.5	—

(1) For purposes of computing the above ratios:

 • For the three months ended December 31, 2014, earnings were insufficient to cover fixed charges by $105.8 million.

 • Earnings include warrant expense, a non-cash expense, of $90.1 million and $422.7 million in the fiscal years ended September 30, 2013 and 2014, respectively, and $371.4 million in the three months ended December 31, 2014.